UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

_____________________________________

INDIE SEMICONDUCTOR, INC.
(Name of Subject Company and Filing Person (Issuer))

_____________________________________

Warrants to Acquire Shares of Class A Common Stock	45569U119
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas Schiller
Chief Financial Officer and EVP of Strategy
32 Journey
Aliso Viejo, California 92656
(949) 608-0854
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

Copies of communications to:

Mitchell S. Nussbaum, Esq.
Norwood P. Beveridge, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Tel: (212) 407-4000

_____________________________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by indie Semiconductor, Inc., a Delaware corporation (the “Company”), on September 22, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to all holders of the Company’s warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.285 shares of Class A Common Stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, we also solicited consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain warrant agreement, dated as of August 14, 2019, by and between the Company (as successor to Thunder Bridge Acquisition II, Ltd., our predecessor and a Cayman Islands exempted company (“THBR”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent and as supplemented by that certain Assignment, Assumption and Amendment Agreement by and between THBR and CST, dated June 10, 2021 (together, the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.2565 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, originally dated September 22, 2023, and as thereafter supplemented (the “Prospectus/Offer to Exchange”), a copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(F).

The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include a press release issued by the Company on October 23, 2023 announcing the results of the Offer.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment No. 3 by reference. This Amendment No. 3 should be read together with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.

(a)     Agreements, Regulatory Requirements, and Legal Proceedings.

(1)    The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

(2)    The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    Other Material Information.    Item 11(b) of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on October 20, 2023. The Company has been advised that 24,596,363 warrants, or approximately 89.8% of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before October 25, 2023. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 89.8% of the outstanding warrants to Amendment No. 2

(as defined in the Prospectus/Offer to Exchange), which exceeds a majority of the number of then outstanding warrants required to adopt Amendment No. 2. The Company expects to execute Amendment No. 2 concurrently with the settlement of the Offer.

On October 23, 2023, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed herewith as Exhibit (a)(5)(iv) and is incorporated herein by reference.

Item 12. Exhibits.

(a)     Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed with the SEC pursuant to Rule 424(b)(3) on September 29, 2023).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on September 29, 2023).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on September 29, 2023).
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on September 29, 2023).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on September 29, 2023).

(a)(1)(F)	Prospectus Supplement No. 1 to Prospectus/Offer to Exchange (incorporated by reference to the Prospectus Supplement No. 1 filed with the SEC pursuant to Rule 424(b)(3) on October 16, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)(i)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(4)(ii)	Prospectus Supplement No. 1 to Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(F) herein.
(a)(5)(i)	Press Release, dated September 22, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on September 22, 2023).
(a)(5)(ii)	Press Release, dated September 29, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on September 29, 2023).
(a)(5)(iii)	Press Release, dated October 16, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on October 16, 2023).
(a)(5)(iv)	Press Release, dated October 23, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on October 23, 2023).
(b)	Not applicable.
(c)	Not applicable
(d)(i)

Master Transactions Agreement, dated effective December 14, 2020, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein, and also included as Annex B-1 to the proxy statement/prospectus (incorporated by reference to Exhibit 2.1 to Thunder Bridge Acquisition II., Ltd.’s Current Report on Form 8-K, filed with the SEC on December 15, 2020).

(d)(ii)

Amendment to Master Transactions Agreement, dated effective May 3, 2021, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein (included as Annex B-2 to the proxy statement/prospectus ) (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form S-4/A, filed with the SEC on May 4, 2021).

(d)(iii)

Amended and Restated Certificate of Incorporation of indie Semiconductor, Inc., filed with the Secretary of State of Delaware on June 22, 2023 (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by the Company with the SEC on June 23, 2023).

Exhibit No.	Description
(d)(iv)	Amended and Restated Bylaws of indie Semiconductor Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).
(d)(v)	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).
(d)(vi)	Specimen Warrant Certificate of the Company (included in Exhibit (d)(vii)).
(d)(vii)

Warrant Agreement between Continental Stock Trust & Transfer Company and Thunder Bridge II (incorporated by reference to Exhibit 4.1 to the Thunder Bridge Acquisition Corp.’s Current Report on Form 8-K, filed with the SEC on August 14, 2019).

(d)(viii)

Warrant Agreement Assignment, Assumption and Amendment Agreement dated June 10, 2021 between and among Thunder Bridge Acquisition II, Ltd., indie and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(ix)

Indenture, dated as of November 21, 2022, between indie Semiconductor, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(x)

Form of 4.500% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit (d)(viii)). (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(xi)

Eighth Amended and Restated Limited Liability Company Agreement of indie LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xii)	Subscription Agreement for PIPE Investment (incorporated by reference to Exhibit 10.1 to the Thunder Bridge Acquisition II, Ltd’s Current Report on Form 8-K, filed with the SEC on December 15, 2020).
(d)(xiii)

indie Semiconductor, Inc. Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2022).

(d)(xiv)	indie Semiconductor, Inc. 2023 Inducement Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
(d)(xv)

Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Unit Award (2023 Inducement Incentive Plan) (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).

(d)(xvi)

Form of Notice of Performance Stock Unit Award and Terms and Conditions of Performance Stock Unit Award (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).

(d)(xvii)

Form of Notice of Performance Stock Unit Award and Terms and Conditions of Performance Stock Unit Award (incorporated by reference to Exhibit 4.4 to the Company’s Form S-8, filed with the SEC on August 18, 2021).

(d)(xviii)

Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Award (incorporated by reference to Exhibit 4.5 to the Company’s Form S-8, filed with the SEC on August 18, 2021).

(d)(xix)	Form of Notice of Stock Option Grant and Terms and Conditions of Stock Option (incorporated by reference to Exhibit 4.6 to the Company’s Form S-8 filed with the SEC on August 18, 2021).
(d)(xx)

Form of Indemnification Agreement between registrant and certain officers and directors of registrant (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxi)

Exchange Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxii)

Tax Receivable Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxiii)

Registration Rights Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

Exhibit No.	Description
(d)(xxiv)

Registration Rights Agreement, dated August 8, 2019, between Thunder Bridge II, Sponsor and the holders party thereto (incorporated by reference to Exhibit 10.5 to Thunder Bridge Acquisition II, Ltd’s Current Report on Form 8-K, filed with the SEC on August 14, 2019).

(d)(xxv)

Private Placement Warrants Purchase Agreement between Thunder Bridge II and Thunder Bridge Acquisition II LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed by Thunder Bridge Acquisition II., Ltd. with the SEC on July 29, 2021).

(d)(xxvi)

Sponsor Letter Agreement by and among Thunder Bridge II, Sponsor and indie, dated December 14, 2020 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Thunder Bridge Acquisition II., Ltd. with the SEC on December 15, 2020).

(d)(xxvii)

Loan and Security Agreement, dated January 13, 2015 and relevant amendments thereto, by and, between Square 1 Bank (now Pacific Western Bank) and indie LLC (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed with the SEC on June 16, 2021).

(d)(xxviii)

Form of Option Settlement Agreement by and among indie, TeraXion, Purchaser and certain holders of options to purchase TeraXion capital stock (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 2, 2021).

(d)(xxix)

Purchase Agreement, dated November 16, 2022, by and between indie Semiconductors, Inc. and Goldman Sachs & Co., LLC, as representative of the several Initial Purchasers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 21, 2022).

(d)(xxx)

Sales Agreement, by and among the Registrant and B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC dated August 6, 2022 (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3, filed with the SEC on August 26, 2022).

(d)(xxxi)	Form of Employment Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 23, 2022).
(d)(xxxii)

Dealer Manager Agreement dated as of September 22, 2023, by and between indie Semiconductor, Inc. and BofA Securities, Inc., as dealer manager (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(d)(xxxiii)

Tender and Support Agreement dated September 22, 2023, by and among the Company, and the warrant holder parties thereto (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of Loeb & Loeb LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on September 22, 2023).

(b)    Filing Fee Exhibit.

Filing Fee Table.*

*       Previously filed

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INDIE SEMICONDUCTOR, INC.
By:	/s/ Thomas Schiller
Name:	Thomas Schiller
Title:	Chief Financial Officer and EVP of Strategy

Dated: October 23, 2023